Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-123689

March 23, 2006

WELLS FARGO & COMPANY

$500,000,000 4.875% Notes Due January 12, 2011

Issuer:	Wells Fargo & Company

Title of Securities:	4.875% Notes Due January 12, 2011

Note Type:	Senior unsecured

Trade Date:	March 23, 2006

Settlement Date (T+5):	March 30, 2006

Maturity Date:	January 12, 2011

Aggregate Principal Amount Offered:	$500,000,000

The Notes form a part of the series of Wells Fargo & Company’s 4.875% Notes Due January 12, 2011 and have the same terms as the other fixed rate notes of this series issued by Wells Fargo & Company on January 12, 2006 pursuant to a prospectus supplement dated January 5, 2006. The Notes will have the same CUSIP number as those other fixed rate notes, will trade interchangeably with those other fixed rate notes immediately upon settlement and will increase the aggregate principal amount of the series of the 4.875% Notes Due January 12, 2011 to $1,500,000,000.

Price to Public (Issue Price):

98.503%, plus accrued interest totaling $5,281,250 from January 12, 2006 (the original issuance date of the 4.875% Notes Due January 12, 2011) through March 30, 2006, the date Wells Fargo & Company expects to deliver the Notes, and additional accrued interest, if any, from March 30, 2006 (the “Accrued Interest”)

Total Proceeds:	$497,796,250

Underwriting Discount (Gross Spread):	0.150%

All-in Price

(Net of Underwriting Discount):	98.353%, plus Accrued Interest

Net Proceeds:	$497,046,250

Benchmark:	UST 4.500% due February 28, 2011

Treasury Yield:	4.671%

Spread to Benchmark:	56 basis points

Re-Offer Yield:	5.231%

Indenture:

Indenture dated as of July 21, 1999 between Wells Fargo & Company and Citibank, N.A., as trustee, as described and referred to as the senior indenture in the base prospectus dated July 21, 2005 included in the Registration Statement relating to the Notes on file with the Securities and Exchange Commission

Interest Rate:	4.875% per annum

Interest Payment Dates:

Semi-annually on each January 12 and July 12 and at maturity; provided that if any such interest payment date is not a business day, interest will be paid on the next business day, without any interest or other payment with respect to the delay

First Interest Payment Date:	July 12, 2006

Business Day:

A day other than a Saturday, a Sunday or any other day on which banking institutions in Minneapolis, Minnesota or New York, New York are authorized or required by law or executive order to remain closed

Day Count:	30/360

Record Dates:	Fifteenth calendar day, whether or not a business day, before the applicable interest payment date

Denominations:	Minimum of $5,000 with increments of $1,000 thereafter; each owner of a beneficial interest in a Note will be required to hold such beneficial interest in a minimum principal amount of $5,000

Additional Amounts:	Wells Fargo & Company will not pay any additional amounts on the Notes to compensate any beneficial owner for any United States tax withheld from payments of principal or interest on the Notes

Redemption:	Not redeemable

Listing:	None

Book-entry Issuance:	The Notes will be represented by one or more global notes registered in the name of a nominee of DTC

Defeasance:	The Notes are subject to defeasance in the manner described in the base prospectus referred to above

Underwriter:	Citigroup Global Markets Inc.

Underwriting:

The underwriting agreement provides that the underwriter is obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriter prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriter may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.